82-3277



8 June 2004

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been informed by a letter dated 4 June 2004 that Barclays PLC had an interest in 233,051,613 ordinary shares of 5p each of the Company. This represents 3.0% of the share capital of the Company.

Enquiries: M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222

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